Exhibit (a)(3)




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   November 14, 2001



   TO: UNIT HOLDERS OF RESOURCES ACCRUED MORTGAGE INVESTORS LP SERIES 86

   SUBJECT: OFFER TO PURCHASE Units

   Dear Unit Holder:

            As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer"),SUTTER CAPITAL MANAGEMENT, LLC and its affiliates (the "Purchasers") are offering to purchase any and all outstanding Units (the "Units") in RESOURCES ACCRUED MORTGAGE INVESTORS LP SERIES 86, a Delaware limited partnership (the "Partnership") at a purchase price equal to:

                                 $7.50 per Unit
                                 --------------

           Some information you may wish to keep in mind when deciding whether to tender your Units includes:


     - There is a very limited market for your units, which often do not trade for several months at a time.
     - Our offer exceeds our estimate of the net asset value of your units which we believe to be $7.36 per unit.
     - Limited Partners tendering their Units to this offer will pay no transaction costs or sales commissions.

      After carefully reading the enclosed Offer, including conditions to the Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax a duly completed and executed copy of the Letter of Transmittal (printed on blue paper) and Change of Address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:


                         Sutter Capital Management, LLC
                           150 Post Street, Suite 320,
                         San Francisco, California 94108
                      Facsimile Transmission: 415-788-1515


                  If you have any questions or need assistance,
                        please call us at 415-788-1441.

            This Offer expires (unless extended) December 14, 2001.